UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                (Amendment No. 2)

                          Pre-Paid Legal Services, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   740065 10 7
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                                 (CUSIP Number)

                                December 31, 2007
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)



CUSIP No.  740065 10 7
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1. NAMES OF REPORTING PERSONS: Harland C. Stonecipher
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions) (a)    [ ]
   (b)      [ ]
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3. SEC USE ONLY
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4. CITIZENSHIP OR PLACE OF ORGANIZATION: United States
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NUMBER OF SHARES        5. SOLE VOTING POWER:  0
BENEFICIALLY OWNED      --------------------------------------------------------
BY EACH REPORTING       6. SHARED VOTING POWER:  899,369
PERSON WITH:            --------------------------------------------------------
                        7. SOLE DISPOSITIVE POWER:   0
                        --------------------------------------------------------
                        8. SHARED DISPOSITIVE POWER 899,369
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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  899,369 SHARES
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10.CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)   [ ]
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11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:              7.2%
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12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
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----------------------- --------------------------------------------------------
1. NAMES OF REPORTING PERSONS: Shirley A. Stonecipher
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions) (a)    [ ]
   (b)      [ ]
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3. SEC USE ONLY
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4. CITIZENSHIP OR PLACE OF ORGANIZATION: United States
--------------------------------------------------------------------------------
NUMBER OF SHARES        5. SOLE VOTING POWER:  0
BENEFICIALLY OWNED      --------------------------------------------------------
BY EACH REPORTING       6. SHARED VOTING POWER:  899,369
PERSON WITH:            --------------------------------------------------------
                        7. SOLE DISPOSITIVE POWER:   0
                        --------------------------------------------------------
                        8. SHARED DISPOSITIVE POWER 899,369
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  899,369 SHARES
--------------------------------------------------------------------------------
10.CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)   [ ]
--------------------------------------------------------------------------------
11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:              7.2%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
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Item 1(a).     Name of Issuer:
               Pre-Paid Legal Services, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               One Pre-Paid Way
               Ada, OK 74820

Item 2(a).     Name of Person Filing:
               This Schedule 13G/A is filed jointly pursuant to Rule 13d-1(k)(1) on behalf of Harland C. Stonecipher and Shirley A. Stonecipher (the "Reporting Persons").

Item 2(b).     Address  of  Principal  Business  Office or, if none, Residence:
               The principal business office of each of the Reporting Persons is One Pre-Paid Way, Ada, Oklahoma 74820.

Item 2(c).     Citizenship:
               Each of the Reporting Persons is a citizen of the United States.

Item 2(d).     Title of Class of Securities:
               Common Stock

Item 2(e).     CUSIP Number:
               740065 10 7

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-b(b) or 240.13d-2(b) or (c), check whether the person filing is a:
               (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
               (b)  [ ] Bank as defined in section  3(a)(6)of the Act (15 U.S.C.
                    78c).
               (c) [ ] Insurance company as defined in section 3(a)(19)of the Act (15 U.S.C. 78c).
               (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
               (e)  [ ] An investment  adviser in accordance with ss.  240.13d-1
                    (b)(1)(ii)(E);
               (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);
               (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
               (j)  [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).


Item 4.        Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     Each of the Reporting Persons beneficially owns 899,369 shares of Common Stock, which represents 7.2% of the Issuer's outstanding Common Stock, based on 12,439,428 shares outstanding as of December 31, 2007. This total includes (a) 877,377 shares of Common Stock jointly held by the Reporting Persons, and (b) 21,992 shares help by Mr. Stonecipher through the Issuer's Employee Stock Ownership and Thrift Plan and Trust. Neither of the Reporting Persons has the sole power to dispose or to direct the disposition of any shares of Common Stock, but each of the Reporting Persons has the shared power to dispose or to direct the disposition of 899,369 shares of Common Stock.

  (a)     Amount beneficially owned:                              899,369 shares
  (b)     Percent of class:                                                 7.2%
  (c)     Number of shares as to which such person has:
     (i)  Sole power to vote or to direct the vote:                            0
    (ii)  Shared power to vote or to direct the vote:                    899,369
   (iii)  Sole power to dispose or to direct the disposition of:               0
    (iv)  Shares power to dispose or to direct the disposition of:       899,369

Item 5.        Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7         Identification  and  Classification  of  the   Subsidiary   Which
               Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable.

Item 8.        Identification and Classification of Members of the Group.

     Not applicable.

Item 9.        Notice of Dissolution of Group.

     Not applicable.

Item 10.       Certifications.



     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 15, 2008


                           /s/  Harland C. Stonecipher
                           -----------------------------------------------------
                                Harland C. Stonecipher

                           /s/  Shirley A. Stonecipher
                           -----------------------------------------------------
                                Shirley A. Stonecipher




                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned, Harland C. Stonecipher and Shirley A. Stonecipher, hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of the undersigned on whose behalf this Schedule 13G/A is filed (i) is individually eligible to use the schedule on which the information is filed;
(ii) is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but none of the undersigned is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person know or has reason to believe that such information is inaccurate, and (iii) agree that this statement contains the required information with regard to each Reporting Person.

Date:  February 15, 2008.


                           /s/  Harland C. Stonecipher
                           -----------------------------------------------------
                                Harland C. Stonecipher

                           /s/  Shirley A. Stonecipher
                           -----------------------------------------------------
                                Shirley A. Stonecipher